WAVE SYSTEMS CORP.
480 Pleasant Street

Lee, Massachusetts

January 24, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attn:  Stephani Bouvet

Re:	Wave Systems Corp.
Registration Statement on Form S-3 (Registration No. 333-177644)

Dear Ms. Bouvet:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Wave Systems Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (as amended to date, the “Registration Statement”) be accelerated to Wednesday, January 25, 2012 at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

WAVE SYSTEMS CORP.

By:	/s/ Gerard T. Feeney
Name:	Gerard T. Feeney
Title:	Senior Vice President, Finance and Administration,
Chief Financial Officer and Secretary

cc:	Steven K. Sprague, Wave Systems Corp.
Neil W. Townsend, Esq.
David B. Cosgrove, Esq.